Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

December 14, 2021

3.	News Release

A news release dated December 14, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the new release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On December 14, 2021, the Company announced the departure of Trent MacDonald from his role as Chief Financial Officer, effective March 11, 2022.

On December 14, 2021, the Company also announced the resignation of Dr. Michael Munzar, as Chair of the Board of Directors, effective immediately, and the appointment of John K. Bell, as Chair of the Board of Directors, effective immediately.

5.	Full Description of Material Change

On December 14, 2021, the Company announced the departure of Trent MacDonald from his role as Chief Financial Officer, effective March 11, 2022. Mr. MacDonald will continue in his role until March 11, 2022, to ensure a transition while the Company completes its search for a new Chief Financial Officer.

On December 14, 2021, the Company also announced the resignation of Dr. Michael Munzar, as Chair of the Board of Directors, effective immediately, and the appointment of John K. Bell, as Chair of the Board of Directors, effective immediately.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Scott Cooper, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

December 24, 2021